First Quarter 2009 Results Investor Memo

19 June 2009

PT Indosat Tbk

IDX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

(As at 31 March 2009)

Rp25.67 trillion

Issued shares

5,433,933,500

Share Price (IIT)

(As at 31 March 2009) US$19.89

Hi/Lo (3 mo) US$26.25/US$16.74

Share Price (ISAT)

(As at 31 March 2009) Rp4,725.-

Hi/Lo (3 mo) Rp5,900/Rp4,200

Major Shareholders

(As at 31 March 2009)

ICLM                                      39.96%

ICLS                                      25.04%

Republic of Indonesia                    14.29%

Public                                             20.71%

IDR  to  USD Conversion

1 USD = Rp11,575 (31 March 2009)

Corporate and Bond Ratings

Moodys: Stable Outlook

: Ba1/Local Currency Rating

: Ba2/Foreign Currency Rating

S&P

: Stable Outlook

: BB/LT Foreign Issuer Credit

: BB/LT Local Issuer Credit

Fitch

: Stable Outlook

: BB+/Foreign Currency LT Debt

: BBB-/Local Currency LT Debt

Pefindo: idAA+/LT Local Currency Debt

               idAA(sy)+/LT Local Sukuk Ijarah

 Financial Summary as at 31 March 2009 (in Rp billion, except EPS)

Q1 -2008

Q1 -2009

Change (%)

Operating Revenues

4,269.2

4,497.4

5.3

Operating Expenses

3,222.1

3,441.3

6.8

Operating Income

1,047.1

1,056.1

0.9

Other Income (Expenses)

(165.5)

(852.9)

415.4

Net Income

613.9

119.5

-80.5

EBITDA

2,205.7

2,181.7

-1.1

EPS (in Rp)

113.0

22.0

-80.5

Balance Sheet as at 31 March 2009 (in Rp billion)

Q1 -2008

Q1 -2009

Change (%)

Total Assets

46,459.0

53,444.1

15.0

Total Liabilities*

29,001.2

35,626.3

22.8

Total Stockholders Equity

17,160.8

17,525.7

2.1

*exclude minority interests

Financial Ratios as at 31 March 2009

Formula

Q1-08 (%)

Q1-09 (%)

EBITDA Margin

EBITDA/Operating Revenues

51.7

48.5

Interest Coverage

EBITDA/Interest Expense

530.2

495.6

Gross Debt to Equity

Gross Debt /Total Equity

101.9

131.1

Net Debt to Equity

Net Debt / Total Equity

57.1

105.7

Q109 Results Highlights

•

Indosat has maintained growth in consolidated revenue, with growth across all three operating divisions: cellular, MIDI (fixed data) and fixed telecommunication (fixed voice).

•

Cellular revenue grew by 2.6% in Q109 on a year on year basis, as a result of a 25.8% increase in the subscription base, from 26.4 million in Q108 to 33.3 million in Q109.

•

Revenue from our fixed data (MIDI) services operations grew by 16.1% on a year on year basis, following increased demand across the majority of business lines, including leased line, IPVPN, internet, application services and digital data network services.

•

Fixed voice (Fixed Telecommunication) services revenue grew by 10.8% in year on year basis, driven mainly by an increase in IDD revenue of 14% due to the continued depreciation of the Rupiah against predominantly the US Dollar. Fixed wireless revenue increased slightly with the subscriber base now standing at approximately 700,000.

•

Committed capital expenditure was Rp989.1 billion for the quarter, with 74.4% allocated to the fixed telecom division, fixed data division and infrastructure and Information Technology, with the remaining 25.6% allocated to our cellular division.

FIRST QUARTER 2009

OPERATING AND FINANCIAL RESULTS

Jakarta, 19 June 2009.  PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated financial statements for the first quarter of 2009 with limited review by independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global).The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles (GAAP).

I. Operating revenues

Operating revenues was Rp4,497.4 billion in Q1-09, an increase of Rp228.2 billion [Q1-08 Rp4,269.2 billion] or 5.3% on a year on year basis. This was comprised from a contribution of cellular, fixed data and fixed voice businesses of 74%, 16% and 10% respectively.

Cellular revenues increased 2.6% to Rp3,337.1 billion [Q108:Rp3,251.3 billion] driven by an increase of 25.8% in the subscriber base despite a decline in Average Revenue Per User (ARPU). As at 31 March 2009, our cellular subscriber base totaled 33.3 million subscribers or net additional subscribers of 6.8 million subscribers. While ARPU for cellular customers was Rp30,625, a decline of 28.4% year on year due to  intensified price competition in the market which began in early 2008 together with the impact of lower interconnection charges in April 2008. In terms of traffic, the Average Minute of Usage (MOU) was 94.1 minutes, a growth of 21.0 % on Q1-08, driven mainly by an increase in outgoing traffic from low tariff subscribers.

Features revenue increased 22.5% as a result of an increase in the number of SMS delivered by 40% despite a reduction in SMS tariffs.

Following a substantial increase in the net addition of subscribers since early 2008, we identified the development of high levels of calling card behavior from customers who took advantage of competitively priced plans only to then become inactive. Given this market dynamic, we took the decision at the end of Q4 of last year to refocus the strategy of our cellular business on value of market share as opposed to volume. As a result of which, our customer reward system is now based on length of relationship. We have increased the price of our Starter Pack and have reduced free minutes. This strategy has seen us remove 3 million inactive users from our customer base, whilst increasing our active subscriber numbers, stabilizing MOU, and improving the quality of service offered to our customers.

Fixed Data (MIDI) revenues grew 16.1% from Rp612.3 billion in Q1-08 to Rp711.0 billion in Q1-09.  This increase is due primarily to increased demand on internet, IPVPN, leased line services, application service and digital data network from corporate customers.

Fixed Voice (Fixed Telecommunication) revenues increased from Rp405.6 billion in Q108 to Rp449.3 billion in Q109.  This growth of 10.8% on a year-on-year basis is due to an increase in international call (IDD) revenue as a result of the continued depreciation of the Rupiah against the US Dollar, in particular revenue from incoming calls originated in US Dollars. We have also witnessed a slight growth in revenue from fixed wireless services. As at 31 March 2009, our fixed wireless subscribers were nearly 700,000 a decrease of 2.4% on year on year basis.

II. Operating expenses

Operating expenses were Rp3,441.3 billion in Q1-09, increase of Rp219.2 billion or 6.8% in year on year basis, mostly in the increase in Cost of Services.

Cost of Services expenses increased in Q1-09 to Rp1,584.9 billion: an increase of Rp278.2 billion or 21.3% on Q1-08. This resulted from increases in government levies, utilities sites, rental sites, SIM card costs, leased circuit and interconnection expenses together with the cost of increased maintenance work as a result of network expansion. Government levies are predominantly related to frequency fees including annual 3G license payment, USO and concession fee.

Depreciation and Amortization expenses decreased in Q1-09 to Rp1,125.6 billion: a decrease of Rp33.1 billion or decline by 2.9% on Q1-08. The decrease in depreciation expenses due to impact of change of regrouping of leading to different asset lifetime and impact of accelerated depreciation in 2008.

Personnel expenses decreased in Q1-09 to Rp372.4 billion: a decrease of Rp11.6 billion or 3.0% on Q1-08. The decline was mainly due to decrease in pension contributions (due to an actuarial recalculation), income tax (due to a decrease in the effective tax rate), severance and outsourcing.

Marketing expenses slightly decreased in Q1-09 to Rp193.6 billion: a decrease of Rp0.8 billion or 0.4% on Q1-08, due to careful management of marketing budgets.

Administration & General expenses decreased in Q1-09 to Rp164.9 billion: a decrease of Rp13.4 billion or 7.5% on      Q1-08, following the implementation of a cost efficiency program to minimalise non-value added-operational costs.

III. Other expenses

Other expenses was Rp852.9 billion in Q1-09, an increase of Rp687.4 billion or 415.4% over Q1-08, mostly due to increased losses in foreign exchange and higher financing costs.

Loss on Foreign Exchange-Net and Gain on change in fair value of derivatives-Net: Indosat recorded loss on net foreign exchange of Rp467.2 billion in Q1-09, compared to gain of Rp118.9 billion in Q1-08. This loss is due primarily to the weakening Rupiah against US Dollar during Q1-09. However, Indosat recorded net gain on the change in fair value of derivatives in Q1-09 of Rp78.0 billion, which is slightly lower by 1.3% compared to net gain in Q1-08.

Financing cost increased in Q1-09 to Rp452.2 billion: an increase of Rp28.0 billion or 6.6% over Q1-08 due to new bond and loan issuances during 2008 to finance capital expenditure and weakening Rupiah against US Dollar.

Interest income decreased in Q1-09 to Rp67.0 billion: a decrease of Rp40.8 billion or 37.9% over Q1-08 resulting from lower average cash balances.

IV. Status of Debt

Changes of the Trustee Agreements. In March 2009, Indosat successfully obtained the consent of its Indonesian Rupiah bond-holders and sukuk-holders to amend certain articles in the trustee agreements. The amendments include the standardization of a number of financial definitions in existing agreements and an adjustment in the debt-to-equity ratio from 1.75x to 2.50x in order to ensure consistency in the calculation and monitoring of these ratios going forward.

Total outstanding debt. As of 31 March 2009, the Company had outstanding debt of Rp22,970.3 billion. The Company had hedging facilities totaling USD509.0 million or 51.6% of the Company’s USD denominated bonds and loans. The Company’s cash position as at 31 March 2009 stood at Rp4,453.6 billion with net debt standing at Rp18,516.7 billion. Indosat’s debt is comprised of Rp12,396.0 billion in loans and Rp10,574.3 billion in bonds representing 54.0% and 46.0% of total debt respectively. In terms of currency 50.5% is denominated in Rupiah and with the remaining 49.5% denominated in USD.

V. Capital expenditures

Committed Capital Expenditure for 1Q-09 was Rp989.1 billion, allocated as follows: (i) Rp252.8 billion for the cellular division (ii) Rp709.5 billion for the fixed telecom and data divisions, infrastructure and Indosat subsidiary, (iii) Rp 22.7 billion for IT, and (iv) Rp 4.2 billion for regional activities and properties.

VI. Network Development

Cellular Networks. During 2009, the Company installed 596 new BTSs so that, as at 31 March 2009, the total number of BTSs stood at 14,758, including 2G and 3G BTSs. Indosat cellular coverage now reaches all 33 provinces and 440 Regencies (or 97.5% of total regencies) and 3,671 districts (or 68.3% of total districts) in Indonesia.

As of 31 March	Q1 2008	Q1 2009	Additional
Base Stations (BTS)	11,667	14,758	3,091
Base station controllers	247	287	40
Mobile switching centers	61	86	25

VI. Marketing Activities

Cellular.

In January 2009, Indosat launched New Mentari Starterpack with Rp3,000 preloaded. After reload, subscribers will get airtime bonus, which can be used for free call, SMS & internet browsing with total value of Rp.18.000 (including the preloaded Rp3,000).

In January 2009, Indosat re-launched Mentari Thousands of Calls for only Rp1,500 per day, which was customized for each region. Customers should spend Rp1,500 per day to get 7,200 seconds to call on net between 00.00 and 17.00 for customers in Java and between 00.00 and 24.00 for customers outside Java. In April 2009, Indosat modified this promotion be divided into weekdays and weekend. Customers should spend Rp1,500 per day on weekdays to get 5,400 seconds free on net calls and spend Rp2,000 per day on weekend to get 5,400 seconds free on net calls.

In February 2009, Indosat launched IM3 Groove, a creative, fun & complete card for calling, texting and browsing internet focusing on the youth market. GROOV3’s new IM3 Starter Pack and IM3 Starter Pack I-klan offers cheap tariffs for voice call, SMS and Internet. The tariff for voice calls start from as low as Rp0.1/sec, for SMS as low as Rp0.1/SMS and internet as low as Rp10/30seconds.

Also in February 2009, Indosat launched IM3 New SP with preloaded 5K. After reload, subscribers will get free call, SMS & internet browsing up to a total value of Rp.150.000 in a year.

In January 2009, as a BlackBerry services pioneer in Indonesia, Indosat launched a ‘Blackberry Branded Outlet by Indosat’ which is operated by Indosat as an official partner of Research In Motion (RIM). This outlet offers various services and many benefits of Indosat’s BlackBerry offering, namely the opportunity to choose one of the BlackBerry smartphones, subscribe for Matrix applications, voice services and postpaid data for BlackBerry smartphone for retail customers.

In March 2009, Indosat offeredn another value added service to its BlackBerry subscribers. Indosat increased its link capacity to RIM (Research in Motion) by 100% from 10 Mbps to 20 Mbps to enableing Indosat BlackBerry subscribers faster and more flexible access. This increase means that Indosat now has the biggest link capacity to RIM in Indonesia.

Fixed Data (MIDI).

In January 2009, Indosat signed a cooperation agreement with Biznet Networks to have Metro Ethernet network interconnection cooperation. The agreement looks to expand the fiber optic network of the two companies by optimizing network capacity benefits, with total coverage reaching the entire Jakarta area within 270 buildings.

Fixed Voice (Fixed Telecommunications).

In Q1 2009, Indosat added three more cities to its existing StarOne coverage. The addition of  Majalengka, Kuningan, Indramayu brings the total number of StarOne cities to 55 cities. Indosat also offered three months free calls among StarOne customers during a promotion period. Following, the promotion period the tariff will be Rp25/minute for local and long distance call, SMS Rp25/SMS, Rp25/30sec for call to GSM local and long distance and Rp99/MB for internet with speed up to 153,6 kbps.

Disclaimer Statement

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.  Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

Attachment 1
PT Indosat Tbk and Subsidiaries
Status of Debt
Period to Date Ended March 31, 2009

Facility	Amount	Maturity	Interest Rate
INDOSAT
IDR Bond (Rp billion)
Bonds II	200	2032	Series B Fixed 16% p.a.
Bonds III	640	2010	Series B Fixed 12.875% p.a.
Bonds IV	815	2011	Fixed 12.0% p.a.
Bonds V	2,600	2014 and 2017	Series A Fixed 10.2% p.a. and Series B Fixed 10.65% p.a.
Bonds VI	1,080	2013 and 2015	Series A Fixed 10.25% p.a. and Series B Fixed 10.8% p.a.
USD Bond (USD million)
Guaranteed Notes I	234.7	2010	Fixed 7.75% p.a.
Guaranteed Notes II	109.4	2012	Fixed 7.125% p.a.
Sharia Bond (Rp billion)
Syariah Ijarah I	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Sukuk Ijarah II	400	2014	Fixed Ijarah Return amounting to Rp10.20 payable on a quarterly basis
Sukuk Ijarah III	570	2013	Fixed Ijarah Return amounting to Rp14.61 payable on a quarterly basis
IDR Loan (Rp billion)
Mandiri Loan	1,800	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
BCA Loan	1,800	2012	Fixed rate of 9.75% and 10.5% for the first 2 years, floating rate 3-month JIBOR + 1.5% for the following years
BCA Loan	500	2012	Floating rate based on 3 Month Jibor + 2.25% p.a.
DBS Loan	450	2013	Fixed rate of 9.7% and 10.4% for the first 2 years, floating rate prevailing annual interest rate of 3-months Certificates of Bank Indonesia + 1.5% for the following years
Goldman Sachs	434.3	2013	Fixed annual rate 8.75% times Rp434.3 billion.
International ("GSI")			Fixed annual rate 6.45% times US$50 million if GSI exercise its option on the beginning of 5th year.
USD Loan (USD million)
Finnish Export Credit Facility	19.0	2011	Fixed 4.15% p.a.
HSBC France - Coface	111.5	2019	Fixed 5.69% p.a
9 - Year Commercial Facility	27.0	2016	Floating rate based on U.S. Libor + 1.45% p.a.
HSBC France - Sinosure	33.8	2019	Floating rate based on U.S. Libor + 0.35% p.a.
Syndicated USDLoan Facility	450.0	2013	Floating rate based on 6m US Libor + 1.85% p.a.
LINTASARTA
IDR Bond (Rp billion)
Limited Bond	56.4*	2009	Floating maximum 19% p.a. and minimum 11% p.a.
IDR Loan (Rp billion)
Facility 5 from Niaga	39.9	2009	Annual rate of 1-month Certificate of Bank Indonesia + 2.25% p.a.
Facility 6 from Niaga	10.2	2012	Fixed 14.5% p.a
*After elimination of limited bonds issued to the Company

Attachment 2
PT INDOSAT Tbk AND SUBSIDIARIES
KEY OPERATIONAL DATA
FOR THE YEAR ENDED MARCH 31, 2008 & 2009
Description			Unit	YTD	YTD	Growth
				Ended	Ended
				31 MAR 2008	31 MAR 2009
				1	2	3=(2-1)/1
CELLULAR
Prepaid			subs	1,805,197	(3,323,004)	-284.1%
Postpaid			subs	87,347	80,054	-8.3%
Total Net Additions			subs	1,892,544	(3,242,950)	-271.4%

Prepaid			subs	25,750,628	32,268,029	25.3%
Postpaid			subs	687,338	999,267	45.4%
Total Cellular Subscribers			subs	26,437,966	33,267,296	25.8%

ARPU Prepaid			Rp	37,580	27,206	-27.6%
ARPU Postpaid			Rp	240,417	170,491	-29.1%
ARPU Blended			Rp	42,784	30,625	-28.4%
BTS (2G & 3G)			Unit	11,667	14,758	26.5%
MOU Blended			Minutes	77.8	94.1	21.0%

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit			cct/64k	40,626	45,526	12.1%
Domestic High Speed Leased Circuit			cct/64k	105,838	139,887	32.2%
Satellite Transponder Leased (external usage)			# transp	13.7	16.3	19.4%
Datacom
International High Speed Leased Circuit			cct/64k	808	1,431	77.1%
Domestic High Speed Leased Circuit			cct/64k	10,729	16,315	52.1%
Frame Relay			port	752	433	-42.4%
IPVPN			cct/64k	9,782	15,832	61.8%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)			link	929	905	-2.6%
Frame Relay			access	4,545	4,452	-2.0%
VSAT			terminal	2,071	2,713	31.0%
IPVPN			link	4,715	5,995	27.1%

IM2
Internet Dial Up			user	19,173	11,741	-38.8%
Internet Dedicated			link	1,348	1,527	13.3%
IPVPN			link	454	522	15.0%

IDD
Outgoing Traffic			min	95,920,768	115,532,201	20.4%
Incoming Traffic			min	359,900,452	356,196,262	-1.0%
Total Traffic			min	455,821,220	471,728,463	3.5%
I/C Ratio			-	3.8	3.1	-17.8%

Fixed Wireless
Prepaid			subs	677,163	621,529	-8.2%
Postpaid			subs	39,050	77,245	97.8%
Total Subscribers			subs	716,213	698,774	-2.4%

ARPU Prepaid			Rp	25,294	20,749	-18.0%
ARPU Postpaid			Rp	123,786	66,045	-46.6%
ARPU Blended			Rp	30,588	25,601	-16.3%
					-
EMPLOYEES
						Indosat and its subsidiaries
person	7,592	7,356	-3.1%			(including non permanent employees)

Attachment 3
PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2008 & 2009
(Expressed in Billions of Indonesian Rupiah and Millions of U.S.Dollars, except Share Data)

		Three Months
		Ended March 31
	DESCRIPTION	2008	2009		Growth (2)
		Rp	Rp	US $ (1)

	OPERATING REVENUES
	Cellular	3,251.3	3,337.1	288.3	2.6%
	Multimedia, Data Communication, Internet ("MIDI")	612.3	711.0	61.4	16.1%
	Fixed Telecommunication	405.6	449.3	38.8	10.8%
	TOTAL OPERATING REVENUES	4,269.2	4,497.4	388.5	5.3%

	OPERATING EXPENSES
	Cost of services	1,306.7	1,584.9	136.9	21%
	Depreciation & amortization	1,158.6	1,125.6	97.2	-3%
	Personnel	384.0	372.4	32.2	-3%
	Marketing	194.4	193.6	16.7	0%
	Administration and general	178.3	164.9	14.2	-8%
	TOTAL OPERATING EXPENSES	3,222.1	3,441.3	297.3	7%

	OPERATING INCOME	1,047.1	1,056.1	91.2	0.9%

	OTHER INCOME (EXPENSES)
	Gain on change in fair value of derivatives - net	79.0	78.0	6.7	-1.3%
	Interest income	107.8	67.0	5.8	-37.9%
	Financing cost	(424.2)	(452.2)	(39.1)	6.6%
	Gain (loss) on foreign exchange - net	118.9	(467.2)	(40.4)	-492.9%
	Amortization of goodwill	(56.6)	(59.1)	(5.1)	4.3%
	Others - net	9.7	(19.5)	(1.7)	-301.9%
	TOTAL OTHER INCOME(EXPENSES) - Net	(165.5)	(852.9)	(73.7)	415.4%

	INCOME BEFORE INCOME TAX	881.6	203.2	17.6	-77.0%

	INCOME TAX BENEFIT (EXPENSE)
	Current	(298.9)	(46.1)	(4.0)	-84.6%
	Deferred	39.7	(23.4)	(2.0)	-158.9%
	TOTAL INCOME TAX BENEFIT (EXPENSE) - Net	(259.2)	(69.5)	(6.0)	-73.2%

	INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
	OF SUBSIDIARIES	622.4	133.6	11.5	-78.5%

	MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(8.5)	(14.1)	(1.2)	65.3%

	NET INCOME	613.9	119.5	10.3	-80.5%

	BASIC EARNINGS PER SHARE	112.97	21.99	0.00	-80.5%

	BASIC EARNINGS PER ADS (50 B shares per ADS)	5,648.50	1,099.75	0.10	-80.5%

(1)	Translated into U.S. dollars using Rp11,575 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date
(2)	Percentage changes may vary due to rounding.

Attachment 4
PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 AND 2009
(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

		2008	2009
	DESCRIPTION	Rp	Rp	US$ (1)

	ASSETS

	CURRENT ASSETS
	Cash and cash equivalents	7,695.8	4,453.6	384.8
	Short-term investments - net of allowance	1.3	-	-
	Accounts receivable - net of allowance
	Trade
	Related parties	237.6	70.8	6.1
	Third parties	1,062.2	1,221.4	105.5
	Others	39.8	21.6	1.9
	Inventories	220.3	218.4	18.9
	Derivative assets	193.6	769.5	66.5
	Advances	40.0	47.9	4.1
	Prepaid taxes	662.1	638.0	55.1
	Prepaid expenses	477.5	844.4	73.0
	Other current assets	34.8	45.1	3.9
	Total Current Assets	10,664.8	8,330.8	719.7

	NON-CURRENT ASSETS
	Due from related parties - net of allowance	47.6	48.3	4.2
	Deferred tax assets - net	93.9	72.4	6.3
	Investment in associated companies - net of allowance	0.3	0.7	0.1
	Other long-term investments - net of allowance	2.7	2.7	0.2
	Property and equipment - net	32,126.5	41,582.2	3,592.4
	Goodwill and other intangible assets - net	2,276.2	2,000.4	172.8
	Long-term receivables	76.4	69.9	6.0
	Long-term prepaid pension - net of current portion	187.7	164.8	14.2
	Long-term advances	417.4	369.3	31.9
	Others	565.6	802.7	69.3
	Total Non-current Assets	35,794.3	45,113.4	3,897.5

	TOTAL ASSETS	46,459.0	53,444.1	4,617.2

(1)	Translated into U.S. dollars using Rp11,575 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 AND 2009
(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

	2008	2009
DESCRIPTION	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOKDERS' EQUITY

CURRENT LIABILITIES
Accounts payable - trade
Related parties	32.3	22.4	1.9
Third parties	468.4	582.6	50.3
Dividend payable	0.0	9.3	0.8
Procurement payable	6,163.6	7,006.8	605.3
Taxes payable	282.1	189.1	16.3
Accrued expenses	1,282.5	1,402.8	121.2
Unearned income	743.9	763.5	66.0
Deposits from customers	30.4	36.1	3.1
Derivative liabilities	33.6	308.6	26.7
Current maturities of :
Loans payable	548.0	765.3	66.1
Bonds payable	1,860.0	56.4	4.9
Other current liabilities	72.9	44.9	3.9
Total Current Liabilities	11,517.7	11,187.9	966.5

NON-CURRENT LIABILITIES
Due to related parties	20.4	43.8	3.8
Deferred tax liabilities - net	1,450.3	1,331.4	115.0
Loans payable - net of current maturities
Related parties	2,244.3	1,593.7	137.7
Third parties	2,842.5	10,037.0	867.1
Bonds payable - net of current maturities	9,997.0	10,517.9	908.7
Other non-current libilities	929.0	914.7	79.0
Total Non-Current Liabilities	17,483.5	24,438.5	2,111.3

TOTAL LIABILITIES	29,001.2	35,626.3	3,077.8

MINORITY INTEREST	297.0	292.1	25.3

STOCKHOLDERS' EQUITY
Capital stock	543.4	543.4	46.9
Premium on capital stock	1,546.6	1,546.6	133.6
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	404.1	34.9
Difference in foreign currency translation	8.4	9.9	0.9
Retained Earning
Appropriated	80.3	100.7	8.7
Unappropriated	13,964.5	14,801.6	1,278.8
Net income for this period	613.9	119.5	10.3
Total Retained Earning	14,658.6	15,021.8	1,297.8
Total Stockholders' Equity	17,160.8	17,525.7	1,514.1

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	46,459.0	53,444.1	4,617.2
(1)		Translated into U.S. dollars using Rp11,575 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

Attachment 5
PT INDOSAT Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2008 and 2009
(Expressed in Billions of Indonesian Rupiah and Millions of U.S.Dollars)

Description	2008	2009
	Rp	Rp	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers	3,992.1	4,434.0	383.1
Refund of taxes	0.0	84.7	7.3
Interest income	104.4	68.8	5.9

Cash paid for:
Employees, suppliers and others	(2,438.0)	(2,493.6)	(215.4)
Taxes	(476.3)	(255.7)	(22.1)
Financing cost	(328.7)	(164.1)	(14.2)
Interest rate swap contracts paid	-	(2.0)	(0.2)
Net Cash Provided by Operating Activities	853.5	1,672.1	144.5

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	0.0	1.4	0.1
Acquisition of property and equipment	(1,713.8)	(3,388.9)	(292.8)
Acquisition of intangible assets	(4.8)	(11.5)	(1.0)
Net Cash Used in Investing Activities	(1,718.6)	(3,399.0)	(293.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	510.0	510.2	44.1
Repayment of long-term loans	(4.5)	(59.4)	(5.1)
Decrease (increase) in restricted cash and cash equivalents	2.4	(8.2)	(0.7)
Net Cash Provided by Financing Activities	507.9	442.6	38.2

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(357.2)	(1,284.3)	(111.0)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,053.0	5,737.9	495.7

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,695.8	4,453.6	384.8

Endnotes

Investor Relations Division

PT Indosat Tbk - Indonesia

Ph: +62 21 3869614/300030001

Fax : +62 21 3804045

E-mail : investor@indosat.com

http://www.indosat.com

Q1-08 Results